

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

July 22, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited. (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q1 FY27 Unaudited Financial Results Presentation

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Unaudited Financial Results of the Company for the quarter ended June 30, 2026.

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar Randhir Singh
Digitally signed by
Kumar Randhir Singh
Date: 2026.07.22
16:43:18 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above



Dr. Reddy's
Q1FY27 RESULTS UPDATE

22 JULY 2026

Safe Harbor Statement



This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as "anticipates", "believes", "estimates", "expects", "intends", "plans", "predicts", "projects" and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company's business activities, please see the company's annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2026, and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Q1FY27 Financial Highlights

Healthy double-digit base business^ growth; EBITDA Margin @15.4% before semaglutide related impact





Reported Revenues

₹ **8,071** Cr

▼ 6% YoY ▲ 7% QoQ

EBITDA | EBITDA %

₹ **1,009** Cr | 12.5%

▼ 56% YoY ▲ 3% QoQ

PBT | PBT %

₹ **553** Cr | 6.8%

▼ 71% YoY ▲ 178% QoQ

***PAT | PAT %**

₹ **443** Cr | 5.5%

▼ 69% YoY ▲ 101% QoQ

Attributable to Equity shareholders



FINANCIALS EXCLUDING SEMAGLUTIDE API RELATED IMPACT

	Revenues	Gross Margin	EBITDA	PBT
Financials excluding semaglutide Impact	8,087	49.4%	15.4%	9.8%
As reported	8,071	46.5%	12.5%	6.8%

- Financials excluding semaglutide Impact
- Semaglutide API related impact
- As reported

^*Excluding Lenalidomide*

- **Semaglutide API** related impact of ₹ 240 Cr, including inventory provision and other associated costs.

- EBITDA margin further impacted by higher solvent and freight cost arising from **Middle East conflict**

- **Reported RoCE @5.3%. Excluding semaglutide API impact**, RoCE @8%.

- **Net Cash** surplus at ₹3,058 Cr.

Q1FY27 Business Highlights

Continued progress across strategic priorities



Dr.Reddy's

- **First-to-market launch** in the US of anti-cancer drug, **bosutinib** 400mg, with a 180-day exclusivity.
- Dr. Reddy's becomes **1st company** to launch generic **semaglutide** injection for Type 2 Diabetes in **Canada**
- Launched **generic semaglutide tablets** in India.
- Launched nutrition offerings, **Celevida GLP+**, through our collaboration with Nestlé.
- **Toripalimab**, novel in-licensed oncology drug, entered **₹100 crore club** in <2 years of launch in India.
- Partnered with Innoviva Specialty Therapeutics to develop and commercialise, **XACDURO®**, a critical-care antibiotic, across select emerging markets.
- **Fast Track Designation** granted by USFDA for partnered product, **COYA 302**, for ALS treatment.
- Filed Marketing Authorisation Application for **abatacept** IV presentation with European Medicines Agency for Europe.









Semaglutide Injection 4 mg/3 mL (1.34 mg/mL)
OBEDA

Semaglutide Tablets
14mg (r-DNA)
OBEDA 14 mg

CELEVIDA
GLP+

ZYTORVI
toripalimab-tpzi injection

XACDURO®
(sulbactam for injection;
durlobactam for injection),
co-packaged for intravenous use

Q1FY27 Other Highlights



ESG

- Celebrated 25 years of **NYSE** listing, as the 1st and only Indian pharmaceutical company listed on the exchange.

- Placed in the **top 1% globally** by **FTSE Russell.**

- Ranked 165th globally among **TIME–Statista World's Most Sustainable Companies**, 5th among Indian companies.



OTHER UPDATES

- Received a Form 483 with **7 observations**, following a **PLI** at **biologics** facility, Bachupally in Jun '26, responded within the timeline.

- Certain batches of **semaglutide** were found to be out of specification due to an issue associated with the API.




Q1FY27 Revenue Split

Double-digit base business growth across all geographies, aided by forex, offset by lower lenalidomide sales



REVENUE BY SEGMENT

GLOBAL GENERICS 89%

Overall
₹ 8,071 Cr
↓ 6% YoY   ↑ 7% QoQ

PSAI 11%

OTHERS 0%

Global Generics
₹ 7,199 Cr
↓ 5%YoY   ↑ 9%QoQ

PSAI
₹ 852 Cr
↑ 4%YoY   ↓ 7%QoQ

Branded businesses (India, Emerging Markets & NRT) account for 52% of revenues

GLOBAL GENERICS SPLIT

North America
₹ 2,205 Cr
↓ 35%YoY   ↑ 26%QoQ

27%

Europe
₹ 1,444 Cr
↑ 13%YoY   ↓ 0.6%QoQ

18%

India
₹ 1,718 Cr
↑ 17%YoY   ↑ 10%QoQ

21%

Emerging Markets
₹ 1,833 Cr
↑ 31%YoY   ↑ 2%QoQ

23%

Key Financial Metrics
Sustaining growth & profitability, while investing for the future





REVENUES
(₹ Cr)

Q1FY27	**8,071**
*Q4FY26	7,516
Q3FY26	8,727
Q2FY26	8,805
Q1FY26	8,545

*Excl. lenalidomide shelf stock adjustment (SSA), Q4 revenues ₹7,969Cr

GROSS MARGINS
(% of Revenues)

*Q1FY27	**46.5%**
^Q4FY26	44.8%
Q3FY26	53.6%
Q2FY26	54.7%
Q1FY26	56.9%

**49.4% excl. sema API related impact*

^48% excl. SSA

SG&A
(% of Revenues)

Q1FY27	**35.7%**
*Q4FY26	36.9%
Q3FY26	30.8%
Q2FY26	30.0%
Q1FY26	30.0%

*Excl. VAT liability, 33.4% of revenues excl. SSA

R&D
(% of Revenues)

Q1FY27	**7.1%**
*Q4FY26	7.3%
Q3FY26	7.0%
Q2FY26	7.0%
Q1FY26	7.3%

*Excl. CAR-T charge, 6.8% of revenues excl. SSA

EBITDA MARGINS
(% of Revenues)

*Q1FY27	**12.5%**
^Q4FY26	13.0%
#Q3FY26	23.5%
Q2FY26	26.7%
Q1FY26	26.7%

**15.4% excl. sema API related impact*

^19.5%, excl. SSA, CAR-T charge, VAT liability
#24.8%, excl. provision related to new Labour Codes in India











DILUTED EPS
(₹)

Q1FY27	**5.3**
Q4FY26	2.6
Q3FY26	14.5
Q2FY26	17.3
Q1FY26	17.0

RoCE (Annualized)
(%)

*Q1FY27	**5.3%**
^Q4FY26	15.8%
Q3FY26	20.4%
Q2FY26	21.9%
Q1FY26	22.0%

**8% excl. sema API related impact*

^17.5%, excl. SSA, Impairment of CAR-T & Eftilagimod Alfa, VAT liability

CAPEX
(₹ Cr)

Q1FY27	**307**
Q4FY26	438
Q3FY26	669
Q2FY26	511
Q1FY26	683

CASH FLOW
(₹ Cr)

*Q1FY27	**-216**
*Q4FY26	600
Q3FY26	374
*Q2FY26	1,046
Q1FY26	451

*Before acquisition related payouts

NET DEBT / EQUITY

-0.08	^Q1FY27
-0.09	Q4FY26
-0.08	Q3FY26
-0.08	Q2FY26
-0.08	Q1FY26

^Net Surplus (Adjusted for non-current cash & borrowings) stood at ₹ 3,058 Cr as on 30 Jun '26

Q1FY27 North America Performance

Double digit growth in base business, impacted by lower lenalidomide sales





Revenues

₹ 2,205 Cr

🔻 **35% YoY** 🔺 **26% QoQ**

Declined YoY due to lower lenalidomide sales. Excluding shelf stock adjustment in Q4FY26, declined 5% QoQ

Historical Revenues (₹ Cr)

Q1FY27	2,205
*Q4FY26	1,756
Q3FY26	2,964
Q2FY26	3,241
Q1FY26	3,412

Includes impact of lenalidomide SSA of ₹453Cr

MARKET PERFORMANCE

10.3% vs **2.1%**

DRL Growth vs US Generics Market
(Excl. Lenalidomide)
As per IQVIA MAT Jun' 26

NEW LAUNCHES

6

Q1FY27

NEW ANDA | NDA FILINGS

5 | 1

Q1FY27

PRICE EROSION

MODERATE

PENDING APPROVAL

76   **3**

ANDAs   NDAs

Includes 46 Para IVs & 24 FTFs

As of Jun'26

KEY UPDATES

- **Double digit base business growth in Q1FY27**, aided by new product launches and volumes.

- **First company** to secure approval and launch generic semaglutide injection for Type 2 Diabetes in **Canada.**



- **First-to-market launch** of anti-cancer drug, **bosutinib** 400mg, with a 180-day generic drug exclusivity.

- Launched **nintedanib,** a complex generic drug used in the treatment of lung diseases

Q1FY27 Emerging Markets Performance
Growth driven by new product launches across countries, supported by favourable forex





Revenues

₹ 1,833 Cr

⬆ **31%YoY** ⬆ **2%QoQ**

YoY Growth Drivers : New product launches in RoW and favourable forex, partially offset by price erosion in CISR & RoW.

Historical Revenues (₹ Cr)

Q1FY27	1,833
Q4FY26	1,806
Q3FY26	1,896
Q2FY26	1,655
Q1FY26	1,404



COUNTRIES PRESENT IN

48

NEW PRODUCT LAUNCHES

43

Q1FY27

NEW FILINGS

25

Q1FY27

RUSSIA MARKET PERFORMANCE*

10.9% vs **15.2%**

DRL Growth vs Russian Market

*As per IQVIA MQT May' 26

KEY UPDATES

- Secured approval in **South Africa** for **toripalimab**, after a successful launch in India and Australia



- Partnered with Innoviva Specialty Therapeutics to develop & commercialise, **XACDURO®**, a critical-care antibiotic, across South & Central America, the Caribbean, Russia and CIS countries.



REVENUE SPLIT



Russia ₹ **903** Cr

⬆ **28%YoY** ⬆ **8% QoQ**

CISR ₹ **219** Cr

⬆ **12%YoY** ⬇ **6% QoQ**

RoW ₹ **710** Cr

⬆ **42%YoY** ⬇ **3% QoQ**

Q1FY27 India Performance
Consistent double-digit growth and IPM outperformance





Revenues

₹ **1,718** Cr

⬆ **17%YoY**   ⬆ **10%QoQ**

Growth Drivers : New brand launches including innovative assets & acquired portfolios, price increases and higher volumes.

Historical Revenues (₹ Cr)



Q1FY27	1,718
Q4FY26	1,566
Q3FY26	1,603
Q2FY26	1,578
Q1FY26	1,471

MARKET PERFORMANCE*

14.6% vs **13.5%**
*DRL MQT Growth vs IPM (Jun'26)

IPM RANK

#9   **#10**
FTM & MQT   MAT
Jun'26   Jun'26

THERAPY LEADERHIP*

#1   **#2**
STOMATOLOGICALS   VACCINES

NEW BRAND LAUNCHES

7
Q1FY27

₹100 CR+*   **BRANDS IN**
BRANDS   **IPM TOP 300***

25   **15**

*As per IQVIA MAT Jun' 26

KEY UPDATES

- Launched **generic semaglutide tablets** in India.

- Launched nutrition offerings, **Celevida GLP+**, through our collaboration with Nestlé.

- **Toripalimab**, novel in-licensed oncology drug, entered **₹100 crore club** in less than 2 years of launch.







Q1FY27 Europe Performance

Generics launches and forex tailwinds, offset by pricing pressure and NRT operating model changes





Revenues

₹ 1,444 Cr

▲ 13%YoY   ▼ 0.6%QoQ

Growth Drivers : New product launches, favourable forex, offset by price erosion and change in gross-to-net following NRT integration

Historical Revenues (₹ Cr)

Q1FY27	1,444
Q4FY26	1,452
Q3FY26	1,448
Q2FY26	1,376
Q1FY26	1,274



EU COUNTRIES PRESENT IN

21

NEW GX PRODUCT LAUNCHES

24

Q1FY27

NEW FILINGS

1

Q1FY27

KEY UPDATES

- **NRT revenues** declined due to change in operating model post integration, where rebates & discounts to distributors offered, versus sales managed by seller, Haleon, during transition. This operating model change is profit neutral.

REVENUE SPLIT



France, Italy & Others 10%

NRT 46%

UK 16%

Germany 28%

NRT   **₹ 656 Cr**
▼ 2%YoY   ▼ 6% QoQ

Germany   **₹ 407 Cr**
▲ 29%YoY   ▲ 6% QoQ

UK   **₹ 231 Cr**
▲ 33%YoY   ▲ 1% QoQ

Others   **₹ 149 Cr**
▲ 29%YoY   ▲ 4% QoQ

Q1FY27 PSAI Performance

Margin impacted by semaglutide API related impact





Revenues

₹ **852** Cr

▲ 4%YoY   ▼ 7%QoQ

11%

Historical Revenues (₹ Cr)

Q1FY27	852
Q4FY26	912
Q3FY26	802
Q2FY26	945
Q1FY26	818



GROSS MARGIN

4.5% vs **13.2%**

Q1FY27 vs Q1FY26

DMF FILINGS

38

Q1FY27

US DMF FILINGS

NIL

Q1FY27

KEY UPDATES

- PSAI revenues grew YoY growth due to **momentum in CDMO business** and favourable forex, offset by lower API volume uptake.

- Excluding the **semaglutide API related impact, PSAI gross margins at 12.9%** (vs. reported 4.5%).

In Summary



A diversified business model with broad based levers



Strengthen Core Businesses, build future growth drivers
(Peptides, Biosimilars, Consumer Health, Innovative Assets)



Advance key products
(Semaglutide including resumption of supplies, Abatacept)



Drive efficiencies through better operational leverage



Augment organic growth with **M&A and In-Licensing**



Enhance capabilities – People, Digital, Processes

Focus on **quality, compliance** and **sustainability**



About Key Metrics and Non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.



Good Health Can't Wait.